UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                              LSB Industries, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    502160104
             -------------------------------------------------------
                                 (CUSIP Number)

                                January 15, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 502160104

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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Paul J. Denby

- ------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
                  (b) [X]

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         3.       SEC Use Only

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         4.       Citizenship or Place of Organization

                  United States of America

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Number of                  5.       Sole Voting Power                    848,576
Shares                     -----------------------------------------------------
Beneficially               6.       Shared Voting Power                  23,776
Owned by                   -----------------------------------------------------
Each Reporting             7.       Sole Dispositive Power               848,576
Person With                -----------------------------------------------------
                           8.       Shared Dispositive Power             23,776.
                           -----------------------------------------------------

         9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     872,352
- ------------------------------------------------------------------------------

         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                      N/A
- ------------------------------------------------------------------------------

         11.      Percent of Class Represented by Amount in Row (9)         7.3%

- ------------------------------------------------------------------------------

12.	Type of Reporting Person (See Instructions)

                                       IN
- ------------------------------------------------------------------------------

ITEM 1.

         (a)      Name of Issuer:

                  LSB Industries, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  16 South Pennsylvania Ave., Oklahoma City, Oklahoma 73107

ITEM 2.

         (a)      Name of Person Filing:

                  Paul J. Denby

         (b)      Address of Principal Business Office or, if none, Residence:

                  4613 Redwood Court
                  Irving, Texas 75038-6309

         (c)      Citizenship:

                  United States of America

         (d)      Title of Class of Securities:

                  Common Stock, $.10 par value

                  Preferred Stock, convertible into Common Stock at a ratio of 4.32:1

         (e)      CUSIP Number:

                  502160104

ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ]      Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).

         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c).

         (c)      [ ]      Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

         (d)      [ ]      Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e)      [ ]      An investment adviser in accordance with Section
                           240.13d-1(b)(1)(ii)(E);

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g)      [ ]      A parent holding company or control person in
                           accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h)      [ ]      A savings associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ]      Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 872,352*

         (b)      Percent of class: 7.3%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 848,576

                  (ii)     Shared power to vote or to direct the vote: 23,776

                  (iii) Sole power to dispose or to direct the disposition of: 848,576

                  (iv) Shared power to dispose or to direct the disposition of 23,776.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d3(d)(1).

         * This number represents the total holdings by the Reporting Person of securities of the Issuer, and includes common stock and preferred stock on a converted basis. This number also includes 23,776 shares, on an as-converted basis, owned by the Reporting Person's spouse.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

                  N/A

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               January 17, 2003
                                         -----------------------------
                                                    Date

                                             /s/ Paul J. Denby
                                         -----------------------------
                                                  Signature

                                               Paul J. Denby
                                         -----------------------------
                                                 Name/Title